SECURITIES AND EXCHANGE COMMISSION
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                       SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                     SEGWAY CORP.
                     COMMON STOCK
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                     NOT APPLICABLE
                     (CUSIP NUMBER)
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                 4400 ROUTE 9, 2ND FLOOR
                  FREEHOLD, NEW JERSEY
                     (732) 409-1212
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                        MAY 15, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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        LOUIS S. HYATT
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): PF
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 556,000
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 556,000
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 556,000
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         10%
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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Segway Corp.
Common Stock, $0.0001 par value.
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name: Louis S. Hyatt
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(b) Address:      16052 Villa Vizcaya Place
                  Delray Beach, Florida 33446
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c)Retired
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(d)     None.
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(e)     None.
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(f)     Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person, Louis S. Hyatt, acquired the shares
of Issuer pursuant to a 4(2) offering subscribing to 556,000 shares and paying the sum of $3,500 from his personal funds.
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ITEM 4. PURPOSE OF TRANSACTION.
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The acquisition by the Reporting Person is part of a Section 4(2)
offering subscribed to by the Reporting Person. Common stock is the only outstanding class of shares of the Issuer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Louis S. Hyatt acquired 556,000 of the issued and
outstanding common shares of the Issuer.  After Mr.
Hyatt's acquisition, such amount represented
approximately 10% of the total issued and outstanding
common shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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Other than as described in this Schedule D, the Reporting
Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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Agreement between Segway Corp. and Louis S. Hyatt.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
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Date: May 22, 2000       Signature: /s/ Louis S. Hyatt
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                                        LOUIS S. HYATT
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               RICHARD I. ANSLOW & ASSOCIATES
                Freehold Executive Center
                4400 Route 9 South, 2nd Floor
                 Freehold, New Jersey 07728
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May 15, 2000
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Mr. Louis S. Hyatt
16052 Villa Vizcaya Place
Delray Beach, Florida 33446
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     Re:   Agreement between Segway Corp. and Louis S. Hyatt
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Dear Mr. Hyatt:
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The following sets forth the agreement between Segway Corp.
("SEGWAY") and Louis S. Hyatt ("HYATT"):
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1.     HYATT agrees to purchase 556,000 restricted common
shares of SEGWAY at the value of $.0001 per share for a
purchase price of $3,500.00.
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2.     Upon the receipt of $3,500.00, SEGWAY will tender the
shares from treasury to HYATT.
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3.     HYATT represents that he is an "accredited investor"
as defined under the 1933 Securities Act.  In addition,
HYATT has been provided with access to all documents of
SEGWAY and has signed a subscription agreement attached
hereto and made a part hereof.
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4.     Notice shall be given by certified mail, return
receipt requested, the date of notice being deemed the date
of postmarking.  Notices, unless either party has notified
the other party of an alternative address as provided
hereunder, shall be sent to the address set forth herein.
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5.     In the event that any term, covenant, condition, or
other provision contained herein is held to be invalid, void or otherwise unenforceable by any court of competent
jurisdiction, the invalidity of any such term, covenant, condition, provision or Agreement shall in no way affect any other term, covenant, condition or provision or Agreement contained herein, which shall remain in full force and effect.
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6.     This Agreement contains all of the terms agreed upon
by the parties with respect to the subject matter hereof.
This Agreement has been entered into after full
investigation.
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7.     This Agreement shall be construed in accordance with
and governed by the laws of the State of New Jersey
applicable to agreements made and to be performed within the
State of New Jersey without giving the effect to the
conflict of law principals thereof.
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8.     No amendments or additions to this Agreement shall be
binding unless in writing, signed by both parties, except as herein otherwise provided.
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9.     Neither party may assign nor delegate any of its
rights or obligations hereunder without first obtaining the written consent of the other party.
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Very truly yours,
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RICHARD I. ANSLOW & ASSOCIATES
BY: /s/ Gregg E. Jaclin
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        GREGG E. JACLIN
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GEJ/tp
Encl.
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ACCEPTED AND AGREED TO BY:       ACCEPTED AND AGREED TO BY:
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SEGWAY CORP.
By:/s/ Richard I. Anslow         By: /s/ Louis S. Hyatt
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       RICHARD I. ANSLOW                 LOUIS S. HYATT
       President
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